

Mail Stop 3628

July 9, 2009

**Via Facsimile (214.661.6646) and U.S. Mail**

Janie E. James, Esq.
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, TX 75202

**RE:   i2 Telecom International, Inc.**
**Schedule TO-I**
**Filed July 1, 2009**
**File No. 005-57499**

Dear Ms. James:

We have limited our review of the filing to those issues we have addressed in our comments.  Where indicated, we think you should revise the filing in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.  After reviewing this information, we may raise additional comments.  All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.      If you are attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please provide a brief analysis in support of the Company's eligibility to rely on such order.  If you are not relying on the global order, tell us whether you are excluding some option holders from this offer, and if so, on what basis.

Withdrawal Rights, page 11

2.      We note that the Company restricts option holders' means of withdrawal to the same
        method such holders used to tender.  Tell us in your response letter whether the Company
        considered the possibility that eligible employees who tendered via one method, e.g. e-
        mail, scanner and Adobe PDF format, may not have access to the same method for
        purposes of submitting their withdrawal.  Please provide us with a legal analysis as to
        why you believe restricting the means of withdrawing in this manner is in compliance
        with the withdrawal rights incorporated in Rule 13e-4(f)(2).

Conditions of the Offer, page 13

3.      We note your disclosure in the second paragraph of this section where you state that you
        will not be required to accept for exchange any eligible options tendered if, subject to
        certain limitations and the Company's reasonable judgment, certain listed events have
        been determined by the Company to have occurred and such occurrence makes it
        inadvisable for the Company to proceed with the Offer or to accept eligible options
        tendered for exchange.  As the bidder, you have the right to waive any listed Offer
        condition.  However, if a condition is "triggered," you may not waive the condition by
        failing to assert it.  Such inaction would be, in our view, tantamount to a waiver of the
        applicable condition.  Please confirm your understanding in your response letter.
        Depending on the materiality of the waived condition and the number of days remaining
        in the offer, you may be required to extend the offer and recirculate new disclosure to
        option holders.  Please confirm your understanding in your response letter.

4.      We note the language in the last paragraph in this section, to the effect that "[o]ur failure
        at any time to exercise any of these rights will not be deemed a waiver of any such
        rights."  If an event triggers a listed Offer condition, and you determine to proceed with
        the Offer anyway, you have waived the Offer condition.  See our comment above with
        respect to the possible need to extend the Offer and disseminate additional Offer
        materials. When an Offer condition is triggered by events that occur during the offer
        period and before the expiration of the Offer, you should inform target option holders
        how you intend to proceed immediately, rather than waiting until the end of the Offer
        period, unless the condition is one where satisfaction of the condition may be determined
        only upon expiration. Please confirm your understanding in your response letter.

5.      We note the condition described in clause (c)(v) relating to "any *significant decrease or
        increase* in the market price of the shares of our Common Stock" (emphasis added).  We
        do not object to the imposition of conditions in a tender offer provided that they are not
        within the direct or indirect control of the bidder and are specific and capable of objective
        verification when satisfied.  Please revise the disclosure in this clause to allow for

objective verification that the condition has been satisfied, such as by quantifying the percentage increase or decrease that will cause this condition to be triggered.

Forward-Looking Statements, page 24

6.      We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.  Please revise.

Miscellaneous, page 25

7.      We note the disclosure in the second sentence of the first paragraph.  If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.  Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.

*      *      *

As appropriate, please amend the filing in response to these comments.  You may wish to provide us with marked copies of the amended filing to expedite our review.  Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,


Perry J. Hindin
Special Counsel